EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

	(In Thousands)
Basic Weighted Average Shares Outstanding	896	0.93

Diluted
Average Shares Outstanding	969	0.86
Common Stock Equivalents	73	(0.07)

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	839	0.69

Diluted
Average Shares Outstanding	894	0.65
Common Stock Equivalents	55	(0.04)